Exhibit 99.31

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

March 29, 2021

Item 3:	News Release

The news release was disseminated on March 29, 2021, through the news dissemination services of Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company provided assay results from an additional six holes drilled at the Keats Zone. These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100%-owned Queensway Project, located on the Trans-Canada Highway 15 km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

March 29, 2021

Schedule “A”

Keats Infill Drilling Returns 37.2 g/t Au over 6.45m

and 17.9 g/t Au over 8.45m

Vancouver, BC, March 29, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce assay results from an additional six holes drilled at the Keats Zone (“Keats”). These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15 km west of Gander, Newfoundland.

Highlights

•	Highlights include:

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)
NFGC-21-78	113.20	115.50	2.30	18.22
NFGC-21-86	141.95	150.00	8.05	5.6
NFGC-21-87	4.70	9.35	4.65	27.8
And	20.45	30.70	10.25	2.5
NFGC-21-97	174.95	181.40	6.45	37.1
NFGC-21-101	180.85	189.30	8.45	17.9

*Note that the host structures are interpreted to be steeply dipping and true widths are estimated to be 70% to 80% of reported intervals. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

•	The intervals of 37.2 g/t Au over 6.45m and 17.9 g/t Au over 8.45m in drill holes NFGC-21-97 and NFGC 21-101 provide further confirmation of the continuity of the Keats high grade zone in the down-plunge direction (Figure 1).

•	Drill hole NFGC-21-87 returned 27.8 g/t Au over 4.65 m starting at 4.7m down-hole depth plus 2.51 g/t Au over 10.3 m starting at 20.5m down-hole depth, providing further confirmation of high-grade gold at bedrock surface at the north end of Keats.

Greg Matheson, P.Geo., COO of New Found, stated: “These results are significant in that they provide confirmation of the continuity of high-grade gold mineralization between our deeper results down plunge including the recently released 61.8 g/t Au over 13.65m in NFGC-21-118 and the more closely spaced drilled near-surface, high-grade results up-plunge (see Figure 1). Additional results in this area roughly centered around fence line 4700N are anticipated shortly. Current drilling at Keats is focused on extending the high-grade zone down plunge, providing further definition of the near surface, high-grade mineralization, and testing additional zones of high-grade mineralization including in the footwall veining.”

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 1

Highlight – Keats Main Zone Drill Intervals

	Interval	Au		Interval	Au		Interval	Au		Interval	Au
Hole	(m)	(g/t)	Hole	(m)	(g/t)	Hole	(m)	(g/t)	Hole	(m)	(g/t)
19-01	19.0	92.9	20-32	13.1	45.3	20-45	13.8	28.4	21-79	7.9	22.7
20-18	7.9	24.1	20-34	2.4	29.3	And	3.3	20.6	21-80	39.1	25.8
20-19	18.9	31.2	20-37	10.3	25.0	And	2.0	17.1	And	2.3	41.6
20-21	18.4	15.8	20-38	5.8	19.8	20-46	2.9	13.7	21-87	4.7	27.8
20-23	41.4	22.3	20-40A	7.3	19.3	21-52	2.1	136.7	21-90	3.9	24.5
20-26	6.9	44.5	20-41	10.4	22.5	And	14.1	31.5	21-97	6.5	37.1
20-28	4.1	40.1	And	15.9	31.4	And	5.6	13.7	21-101	8.5	17.9
20-29	16.9	25.0	20-43	18.2	10.0	20-56	32.3	6.2	21-104	11.4	29.1
20-30	6.1	10.3				21-78	2.3	18.2	21-118	13.7	61.8

Figure 1. Keats Main Zone Long Section

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 2

Figure 2. Keats Plan View

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 3

Drillhole Details

Table 2: Summary of results reported in this news release.

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-65	170.00	172.90	2.90	1.04	Keats Main
NFGC-21-78	102.00	105.70	3.70	2.43
And	113.20	115.50	2.30	18.2	Keats Main
NFGC-21-86	141.95	150.00	8.05	5.65
And	171.90	174.25	2.35	1.09	Keats Main
NFGC-21-87	4.70	9.35	4.65	27.8
And	20.45	30.70	10.25	2.51	Keats Main
And	79.00	81.00	2.00	2.03
NFGC-21-97	135.00	137.65	2.65	1.31	Keats HW
And	153.65	156.00	2.35	1.04
And	162.65	167.00	4.35	1.21	Keats Main
And	174.95	181.40	6.45	37.2
NFGC-21-101	180.85	189.30	8.45	17.9	Keats Main

*Note that the host structures are interpreted to be steeply dipping and true widths are estimated to be 70% to 80% of reported intervals. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Table 3: Location details of drill holes reported on in this news release.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-65	300	-45	266	658335	5427512
NFGC-21-78	300	-45	168	658183	5427426
NFGC-21-86	300	-45	231	658209	5427397
NFGC-21-87	300	-45	125	658218	5427535
NFGC-21-97	300	-45	225	658195	5427347
NFGC-21-101	300	-45	221	658206	5427341

Sampling, Sub-sampling and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 70% to 80% of reported core lengths. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 4

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated March 29, 2021 by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 200,000-m drill program at Queensway, with a planned increase from the current six drill rigs to eight drill rigs in Q1, 2021. New Found currently has working capital of approximately $67 million. On closing of the $15 million flow through financing announced March 18, 2021 the Company would have an estimated $82 million of working capital.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: (604) 562 9664

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 5

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “ plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events . The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 6